

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

Via E-mail
Sherri W. Schugart
President and Chief Executive Officer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056-6118

Re: **Hines Global REIT II, Inc.**
Amendment No. 4 to Registration Statement on Form S-11
Filed July 15, 2014
File No. 333-191106

Dear Ms. Schugart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Use of Proceeds, page 58

1.   Please revise your "Estimated Use of Proceeds" table on page 60 to quantify the distribution and shareholder servicing fee in a footnote or otherwise.

Prior Performance Tables, page A-1

2.   We note your response to comment 2 of our letter dated June 26, 2014. We continue to believe that it is not appropriate to include programs, which have not closed, in Table I. Please revise accordingly.

3.   We note your responses to comments 3 and 4 of our letter dated June 26, 2014. With respect to Table III and the source of distributions, please revise to separately quantify the source of distributions from (i) operations and (ii) the sale of properties. In addition, please revise to specifically quantify the sources and amounts "From all other sources."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Alice L. Connaughton, Esq.